Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiaries” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 November 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-073

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEE FOR WHOLLY-OWNED SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● The guaranteed parties: Southern Airlines No. 12 (Tianjin) Leasing Company Limited (南航十二号租赁（天津）有限公司)(the “No. 12 Company”), Southern Airlines No. 13 (Tianjin) Leasing Company Limited (南航十三号租赁（天津）有限公司)(the “No. 13 Company”) and Southern Airlines No. 14 (Tianjin) Leasing Company Limited (南航十四号租赁（天津）有限公司)(the “No. 14 Company”);

● The aggregate guarantee amount provided by China Southern Airlines Company Limited (the “Company”) for the No. 12 Company, No. 13 Company and No. 14 Company shall not exceed US$24.928 million, US$24.928 million and US$33.7013 million, respectively; and the aggregate total guarantee amount provided by the Company shall not exceed US$83.5573 million. As at the date of this announcement, the actual guarantee balances provided by the Company for the No. 12 Company, No. 13 Company and No. 14 Company were nil;

● No provision of counter-guarantee;

● The overdue amount of loan guarantees provided by the Company and Xiamen Airlines Company Limited (a subsidiary of the Company, “Xiamen Airlines”) to self-sponsored trainee pilots with respect to their training fees are approximately RMB19.3213 million and RMB1.3775 million, respectively (unaudited).

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

In order to facilitate the transfer from offshore aircraft leasing to domestic bonded aircraft leasing and to reduce the cost of aircraft leasing, the Company agreed to provide guarantees for following three wholly-owned subsidiaries: No. 12 Company, No. 13 Company and No. 14 Company, with the aggregate guarantee amount of not more than US$24.928 million, US$24.928 million and US$33.7013 million, respectively. The aggregate total guarantee amount provided by the Company shall not exceed US$83.5573 million.

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(II) Consideration of the Board

According to the provisions of the Articles of Association of the Company (the “Articles of Association”), the Board passed the following resolutions by means of written resolution on 29 November 2017:

1. agreed to provide guarantees for following three wholly-owned subsidiaries: No. 12 Company, No. 13 Company and No. 14 Company, with the total guarantee amount of not more than US$24.928 million, US$24.928 million and US$33.7013 million, respectively;

2. authorised the general manager of finance department of the Company to sign relevant legal opinions, legal contracts and guarantee documents.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after due consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company law, Security Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTIES

(I) Basic information of the guaranteed parties

1.	Name: Southern Airlines No. 12 (Tianjin) Leasing Company Limited (南航十二号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company

2.	Name: Southern Airlines No. 13 (Tianjin) Leasing Company Limited (南航十三号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company

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3.	Name: Southern Airlines No. 14 (Tianjin) Leasing Company Limited (南航十四号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB200,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company

(II) The relationship between the guaranteed parties and the Company

The No. 12 Company, No. 13 Company and No. 14 Company are special purpose vehicles established by the Company in September and October 2017, respectively, and are wholly-owned subsidiaries of the Company. The above companies have not conducted operational business as at the date of this announcement.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENTS

(I) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 12 (Tianjin) Leasing Company Limited (南航十二号租赁（天津）有限公司)

Warrantee: BANC OF AMERICA LEASING IRELAND CO., LIMITED

Form of guarantee: guarantee

Guarantee amount: US$24.928 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the SPV company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the SPV company is unable to fulfill its whole or partial obligations.

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(II) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 13 (Tianjin) Leasing Company Limited (南航十三号租赁（天津）有限公司)

Warrantee: BANC OF AMERICA LEASING IRELAND CO., LIMITED

Form of guarantee: guarantee

Guarantee amount: US$24.928 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the SPV company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the SPV company is unable to fulfill its whole or partial obligations.

(III) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 14 (Tianjin) Leasing Company Limited (南航十四号租赁（天津）有限公司)

Warrantee: ILFC IRELAND LIMITED

Form of guarantee: guarantee

Guarantee amount: US$33.7013 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the SPV company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the SPV company is unable to fulfill its whole or partial obligations.

IV. OPINIONS OF THE BOARD

The Board has given due consideration in respect of the external guarantee to the No. 12 Company, No. 13 Company and No. 14 Company by the Company, in light of the Company's production, operation and development needs, which is beneficial for reducing aircraft lease cost, and is in line with the development of the Company as a whole. As wholly-owned subsidiaries of the Company, all important decisions and ordinary operations of the No. 12 Company, No. 13 Company and No. 14 Company will be under absolute control of the Company, thus as such material risk could be anticipated and effectively prevented.

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The independent opinions from the independent Directors in respect of the above matters were as follows: 1. the Board approved that the Company will provide guarantees for the following three wholly-owned subsidiaries: No. 12 Company, No. 13 Company and No. 14 Company, with the aggregate guarantee amount of not more than US$24.928 million, US$24.928 million and US$33.7013 million, respectively. The above guarantees will help lower the aircraft leasing cost, which is in the interest of the Company and its shareholders as a whole; 2. the No. 12 Company, No. 13 Company and No. 14 Company, the guaranteed parties, are wholly-owned subsidiaries of the Company, thus the Company could effectively control and prevent security risk, therefore, will not damage the interests of the Company and all of its shareholders; 3. decisions in relation to the above guarantee matters are made by the Board in accordance with the listing rules where the Company is listed and in accordance with the provisions of the Articles of Association, being legal and valid.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB335.4517 million and RMB33.2282 million, respectively, representing approximately 0.777% and 0.077% of the latest audited net assets, respectively. The total guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited (南航一号租赁（天津）有限公司), Southern Airlines No. 2 (Tianjin) Leasing Company Limited (南航二号租赁（天津）有限公司), Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三号租赁（天津）有限公司), Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司), Southern Airlines No. 5 (Tianjin) Leasing Company Limited (南航五号租赁（天津）有限公司), Southern Airlines No. 6 (Tianjin) Leasing Company Limited (南航六号租赁（天津）有限公司), Southern Airlines No. 7 (Tianjin) Leasing Company Limited (南航七号租赁（天津）有限公司), Southern Airlines No. 8 (Tianjin) Leasing Company Limited (南航八号租赁（天津）有限公司), and Southern Airlines No. 9 (Guangzhou) Leasing Company Limited (南航九号租赁（广州）有限公司) which are the wholly-owned subsidiaries of the Company was US$1,007.4873 million, representing approximately 15.37% of the latest audited net assets of the Company. The external guarantee amount provided by Xiamen Airlines for its subsidiary Hebei Airlines Company Limited was US$295 million, representing approximately 4.50% of the latest audited net assets of the Company. The overdue amount of guarantees provided by the Company and Xiamen Airlines are approximately RMB20.6988 million (above figures are unaudited).

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VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to the provision of external guarantee

3. Opinions from the Supervisory Committee in relation to the provision of external guarantee

4. Guarantee agreements

5. Copies of business licences of the guaranteed parties

Board of Directors of

China Southern Airlines Company Limited

29 November 2017

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